DIRECT DIAL 212-735-3058 EMAIL ADDRESS makim@skadden.com VIA EDGAR Mary Cole Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ___________ (212) 735-3000 Fax: (212) 735-2000 http://www.skadden.com September 10, 2007

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RE:	Apollo Investment Corporation
Registration Statement No. 333-145804

Dear Ms. Cole:

Electronically transmitted herewith on behalf of Apollo Investment Corporation (the “Company”) is the Company’s Pre-Effective Amendment No. 2 to its shelf Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933.

The Company has considered your comments of September 10, 2007 to the Registration Statement and has authorized us to make the responses and the changes discussed below to the Registration Statement on the Company’s behalf. Although no changes were requested for the form of prospectus supplement, we have made corresponding changes where applicable. Changes have been reflected in the accompanying Pre-Effective Amendment No. 2 to the Registration Statement, which we have marked to show changes made in response to your comments since the Company’s last filing.

1.	We have added language to the first paragraph of the cover page to state the Company may borrow for investment purposes.

Ms. Mary Cole

September 10, 2007

2.	We have revised the paragraph above the table of contents to state that the Company will update the prospectus and prospectus supplement to reflect material changes as required by law.

3.	In response to your comment, we have added the following language to the base prospectus and the form of prospectus supplement: “Market quotations may be deemed not to represent fair value in certain circumstances where AIM believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes to not reflect the fair value of the security. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller.”

4.	We have revised the first paragraph under “Fees and Expenses” so that it is not bolded.

5.	We have moved the last sentence of the first paragraph and the following two paragraphs of the “Fees and Expenses” section to the section of the base prospectus captioned “Provisions of Maryland General Corporation and Our Charter and By-Laws”.

6.	We have deleted the word “Estimated” from the annual expenses line item.

7.	We have moved the interest expense line item to precede “Total annual expenses”.

8.	We have moved the footnotes as requested.

9.	We have moved the fee table to another part of the base prospectus and prospectus supplement. We have inserted in its place a narrative statement about total expenses and a cross reference to where the fee table has been relocated.

10.	We have made the second paragraph following the Example in the Fee Table section prominent.

11.	The Company has added disclosure that it has no immediate intention to issue preferred stock.

Ms. Mary Cole

September 10, 2007

The Company acknowledges that:

• it is responsible for the accuracy and adequacy of the disclosure in its Registration Statement;

• that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

• the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information, please telephone me at (212) 735-3058 or Michael Hoffman at (212) 735-3406.

Sincerely,

/s/ Marissa L. Kim

Marissa L. Kim

cc: Frank Donaty